[Cardtronics Logo]
3110 Hayes Road, Suite 300
Houston, Texas 77082
(281) 596-9988
July 7, 2006
Via EDGAR and Overnight Mail
Michael McTiernan
Special Counsel
U.S. Securities and Exchange Commission
Division of Corporate Finance, Mail Stop 4561
100 F Street NE
Washington, DC 20549

Re:	Cardtronics, Inc.
Registration Statement on Form S-4
Filed January 20, 2006
File No. 333-131199
Dear Mr. McTiernan:
     On February 16, 2006, Cardtronics, Inc. (the “Company”) received the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the above-referenced filing (the “Registration Statement”).
     The following responses are for the Staff’s review. For your convenience, we have repeated each comment of the Staff exactly as provided in the Staff’s comment letter. Where applicable, our responses indicate the additions, deletions or revisions we included in Amendment No. 1 to the Registration Statement (“Amendment No. 1”) and the preliminary prospectus forming a part thereof (the “prospectus”).
     In addition to the above, we would like to advise the Staff that we have included financial statements as of and for the year ended December 31, 2005 and the three months ended March 31, 2006 in our Amendment No. 1. We also wish to advise the Staff that we have restated the historical financial statements included in the original registration statement on Form S-4 filed on January 20, 2006. During the completion of the December 31, 2005 financial statements, we determined that there were errors related to (a) the evaluation of the accounting consequences associated with modifications made to our bank credit facilities for the periods from 2002 through 2005, and (b) the accounting for the settlement of certain stock options in connection with our preferred stock financing transaction in February 2005. A discussion of such transactions and errors, as well as the impact on the previously reported financial statements, has been included in Note 2 to the December 31, 2005 audited financial statements. As a result of the magnitude of these errors, the audit committee and the Company have decided to restate the financial statements for the years ended December 31, 2002, 2003 and 2004, as well as the interim financial statements for the nine months ended September 30, 2005, that were included in our previously filed registration statement.

Michael McTiernan
U.S. Securities and Exchange Commission
July 7, 2006

General
1.	Please file an executed copy of the supplemental letter to the Commission in accordance with the staff position enunciated in Exxon Capital Holdings.

Response: We have filed the supplemental letter with the Staff as correspondence.

2.	As currently represented, the offer could be open for less than 20 full business days due to the 5:00 P.M. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-l(g)(3). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response: The Company intends to include the expiration date in the final prospectus disseminated to security holders and filed pursuant to Rule 424. For logistical reasons we intend to provide that the offer will expire at 5:00 p.m. on the twenty-first business day following commencement, rather than at midnight on the twentieth business day.

3.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response: We do not intend to include any graphics, maps, photographs, or other artwork in the prospectus.

4.	Please provide us support for comparative factual assertions and for management’s belief in qualitative statements regarding your position in the industry. Clearly mark these materials to highlight the specific information you believe supports the statement referenced. We note for example, “We operate the largest network of ATMs in the United States and we are a leading ATM operator in the United Kingdom” on page 1. In addition, revise the filing to disclose the basis for your characterization of “leading”. For example, are you the leader based on revenues, products offered, or some other measure?

Response: We have included with this response letter supplemental information supporting the Company’s statement regarding its position in the industry. In addition, we have revised our statement on page 1 and elsewhere in the document regarding the Company’s position to clarify that these statements are based on the number of ATM machines the Company operates.

Michael McTiernan
U.S. Securities and Exchange Commission
July 7, 2006

5.	Please provide copies of market and industry data that you cite or rely on in your filing. These materials should be appropriately marked, dated, and refer to the page number on which they are cited. For example, we note that you cite Dove Consulting Group, Inc and ATM & Debit News

Response: Included with this response letter for the Staff’s review are the requested market and industry data materials.

6.	We note your use throughout the prospectus of acronyms to identify various entities and agreements. Rather than use acronyms, please revise to use the actual entity name or a shortened version of it. For example, but not limited to, we note your use of EFT.

Response: We have revised the prospectus in the relevant sections to eliminate the use of acronyms that are not widely understood.

7.	Your prospectus contains repetitive disclosure. For example, disclosure under “Company Overview” on page l is repeated verbatim on page 60. Also, disclosure under “Recent Transactions” on page 2 is repeated on page 64. Mere repetition of the same language does not enhance the quality of disclosure in your prospectus. Revise the summary to highlight key information. Full disclosure included in the body of your prospectus should appear only once, organized according to your investors’ perspectives. Please eliminate all unnecessary redundancy throughout the prospectus.

Response: We have made appropriate revisions to the prospectus to address this comment.
Registration Statement Cover Page
8.	Please revise the registration statement cover page to disclose the registration number for the co-registrants.

Response: We have revised the cover page to include the appropriate registration numbers.

9.	Please revise to include the Primary Standard Industrial Classification Code Number as required by Form S-4.

Response: We have revised the cover page to include the required code number.

Michael McTiernan
U.S. Securities and Exchange Commission
July 7, 2006

Prospectus Cover Page
10.	Please revise to disclose that each broker-dealer that receives new securities pursuant to an exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new securities. In addition, please revise to disclose that if the broker-dealer acquired the old securities as a result of market making or other trading activities, such broker-dealer may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

Response: We have revised the cover page of the prospectus to include the appropriate broker-dealer prospectus delivery requirements and resale disclosure.

11.	Please revise to disclose that broker-dealers who acquired the old securities directly from the issuer in the initial offering must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with the secondary resales and cannot rely on the position of the staff enunciated in the Exxon Capital no-action letter.

Response: We have revised the cover page of the prospectus to include the requested disclosure.

12.	Please reflect that the notes are guaranteed.

Response: We have revised the cover page to describe the subsidiary guarantees.

13.	Please revise the section under “Ranking” to quantify the amount of indebtedness that will rank senior to or pari passu with the exchange notes.

Response: We have revised the section under “Ranking” to quantify the amount of indebtedness ranking senior to the exchange notes. None of our existing indebtedness ranks pari passu with the exchange notes.
Forward-Looking Statements page i
14.	The safe harbor for forward looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with an initial public offering and tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21B(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Response: We note the Staff’s comment and have revised the forward looking statement disclosure appropriately.

Michael McTiernan
U.S. Securities and Exchange Commission
July 7, 2006

Summary, page 1
15.	Please consider providing an organizational chart that clarifies your business structure, including your subsidiaries.

Response: We have revised the Summary section to include an organizational chart of the Company’s business structure.

16.	Please include a brief description of your debt, including your aggregate indebtedness as of a recent date.

Response: We have revised our disclosure to provide the suggested disclosure.

17.	Please revise to disclose your ratios of earnings to fixed charges in the summary. Refer to Instruction 2(D) to Item 503(d) of Regulation S-K.

Response: We have revised our disclosure to disclose the Company’s ratios of earnings to fixed charges in the Summary section.
Company Overview, page 1
18.	Please revise to define “ATM Network.” In this regard we note that you have acquired multiple networks. Are all of the networks integrated?

Response: We have revised the Registration Statement to include a definition of “ATM Network” within the initial paragraph of the “Summary” section. We also wish to advise the Staff that the use of the word “network” is simply meant to describe the consolidated grouping of all the ATMs that we own and/or operate in varying locations throughout the United States, the United Kingdom and Mexico. While all of our ATMs are integrated from the standpoint of being connected to applicable electronic funds transfer networks, the ATMs in and of themselves are not connected to one another.
The Exchange Offer, page 4
19.	Please summarize all the conditions to the exchange offer.

Response: We have revised our disclosure to summarize the conditions to the exchange offer.

20.	We note the disclosure indicating that you will return any outstanding notes that you do not accept for exchange “as promptly as practicable” after the expiration date. Rule l4e-1(c) requires that you exchange the notes or return the old notes “promptly”

Michael McTiernan
U.S. Securities and Exchange Commission
July 7, 2006

upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

Response: We have revised the prospectus accordingly.

Terms of New Notes, page 6

21.	We note that the New Notes will be junior in right of payment to all of your subsidiary guarantors’ existing and future senior indebtedness. Please expand your disclosure in this section and the Description of the New Notes section to quantify your subsidiary guarantors’ existing senior debt.

Response: We have revised our disclosure to clarify that the subsidiary guarantors have no debt outstanding other than the guarantees of the Notes and guarantees under our revolving credit facility.
Risk Factors, page 8
22.	Some of your risk factors and risk factor headings fail to specifically state the risk that may flow from the facts and circumstances you describe. Please review and revise your risk factors, including the risk factor headings, to state the specific risk that will result from the facts you describe.

Response: We have revised the Risk Factors section to specifically state risks where such specificity was previously omitted.
23.	Please avoid using generic conclusions such as “adversely affected” and “material adverse” when describing the risks’ effects. Replace this, and similar language, with specific disclosure of how you, your business, financial condition and results of operations would be affected by the facts you describe.

23.	Response: We have revised our disclosure accordingly.
Risk Related to Our Business, page 8
The passing of legislation banning or limiting surcharge fees would severely impact our revenues, page 8
24.	You indicate that ATM operators will be required to provide 30 days’ notice to the public prior to converting a surcharge-free ATM to one which charges surcharges if the Treasury Select Committee report is accepted. In order to quantify the risk, please revise to indicate the percentage of your ATMs that are currently surcharge free.

Response: We have revised our disclosure accordingly.

Michael McTiernan
U.S. Securities and Exchange Commission
July 7, 2006

We will be subject to new proposed guidelines under the American with Disabilities Act, page 9
25.	In order to quantify the risk, please revise to indicate the cost associated with retrofitting an ATM in your network.

Response: We wish to advise the Staff that this risk is no longer deemed to be material enough to warrant its own risk factor. Accordingly, such risk has been deleted from the Registration Statement. Furthermore, we wish to advise the Staff that we have disclosed the potential cost associated with retrofitting our ATMs within the “Liquidity and Capital Resources” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.
We derive a substantial portion of our revenues from ATMs placed with a small number of merchants, page 9
26.	You indicate that your five largest merchants may elect not to renew their contracts when they expire. Please revise to indicate when their contracts expire.

Response: We have revised our disclosure accordingly.
Repayment of our debt, including the notes, is dependent on cash flow generated by our subsidiaries, page 14
27.	Please revise to specifically identify the restrictions on your subsidiaries’ ability to make cash available to you, by dividend, debt repayment or otherwise.

Response: We have revised our disclosure accordingly.
We have a substantial amount of indebtedness..., page 14
28.	Please revise to indicate whether any of your subsidiaries currently have any restrictions that limit their ability to make a distribution to Cardtronics, Inc.

Response: We wish to advise the Staff that we have added a statement to this effect in the risk factor immediately following this one pursuant to comment #27 above. Accordingly, we believe that providing a similar statement in this risk factor is redundant and thus, not necessary.
To service our indebtedness, we will require a significant amount of cash, page 15
29.	To the extent possible, avoid generic risk factors. For example, this risk could apply to any company because any company which could be affected by failure to meet debt

Michael McTiernan
U.S. Securities and Exchange Commission
July 7, 2006

obligations. If you wish to retain this risk factor, please clearly explain how the specific risks apply to your company.

Response: We have deleted this risk factor in response to the comment.
The terms of our credit agreement and the indenture governing the notes may restrict our current and future operations...., page 16
30.	Please revise to disclose the material financial ratios that you are required to maintain.

Response: We have revised our disclosure accordingly.
We may not be able to repurchase the notes upon a change of control, page 17
31.	We note that upon the occurrence of a change in control you must offer to buy back the notes at a price equal to 101% of the principal amount, together with any accrued and unpaid interest. Please expand your disclosure to briefly define “change in control.” In this regard, we note your definition in the indenture governing notes.

Response: We have revised our disclosure accordingly.
Exchange Offer, page 19
Extensions, Delays in acceptance, Termination or Amendment, page 22
32.	You reserve the right “to delay the acceptance of any outstanding notes.” Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule l4e-l (c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Response: We have revised the disclosure to clarify that any delays in acceptances will only occur in the context of an extension. Any such extensions will be made in compliance with Regulation 14E.
33.	Please advise us as to how oral notice of extension is reasonable calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

Response: Our statement referring to oral notice only refers to the notice that we would provide to the exchange agent. We have revised our disclosure to clarify that the notice we make to registered holders would be made by press release.

Michael McTiernan
U.S. Securities and Exchange Commission
July 7, 2006

34.	We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Response: We have revised our disclosure accordingly.
Conditions to the Exchange Offer, page 22
35.	Please revise to indicate that all offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before expiration of the offer, rather than acceptance of the notes. Further, please confirm your understanding that “applicable law” and staff interpretations are not “regulatory approvals.”

Response: We have revised our disclosure accordingly. In addition, we hereby acknowledge that “applicable law” and staff interpretations do not constitute “regulatory approvals”.

36.	We note your statement that you may assert or waive certain conditions in whole or in part at any time at your discretion. Please provide us with your views regarding whether or not waiver of any of the conditions will constitute a material change requiring that at least five business days remain in the offer after notice of such waiver.

Response: We have revised our disclosure accordingly. We would not expect to waive any conditions related to compliance with laws and regulations. If we were to waive the requirement that the holders make particular representations to us, we would only do so if we could conclude that the offer still complied with all applicable laws and regulations. We do not believe that such circumstances would constitute a material change in the terms of the offer.

37.	We note your disclosure that you may waive any of the conditions. Please revise to indicate that to the extent that you waive any condition of the offer, you will waive the condition for all holders of old notes. Similarly revise the Letter of Transmittal.

Response: We have revised our disclosure accordingly.

Michael McTiernan
U.S. Securities and Exchange Commission
July 7, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30
ATM Management Programs, page 30
38.	Please revise to briefly describe your internal initiative to analyze and reduce the amount of turnover associated with merchant-owned arrangements. In this regard, we note your disclosure at the top of page 32.

Response: We have revised our disclosure accordingly.
Components of Revenues, Cost of Revenues and Expenses, page 32
39.	Please confirm to us that you do not include branding revenues in your table on page 32.

Response: We wish to advise the Staff that branding revenues were not originally included in the table shown on page 32. However, we have amended such table to now reflect branding revenues as a separate line item.
40.	Please revise to explain how you receive revenues from your participation in surcharge-free ATM networks. Further, quantify the percentage of your ATMs that are surcharge-free. In this regard, we note your disclosure in the first risk factor on page 9.

Response: We wish to advise the Staff that we receive revenues from our participation in the Allpoint surcharge-free ATM network by receiving a fixed fee per month per cardholder from those financial institutions that participate in the network. This statement has been disclosed on page 33 of the Registration Statement. Furthermore, we wish to advise the Staff that we have essentially no “surcharge-free only” ATMs within the United States and only 45 “surcharge-free only” ATMs located in the United Kingdom. With respect to the Allpoint surcharge-free network, substantially all of our domestic ATMs can be utilized on a surcharge-free basis by the cardholders of those financial institutions that participate in the network. However, those same ATMs also collect surcharge fees from individual cardholders that are not affiliated with the Allpoint surcharge-free network or a financial institution that has decided to place its brand on such ATMs under a separate bank branding agreement.
41.	Please revise to quantify the percentage of your total revenues that are derived from each component of your revenues. In this regard, we note that you earn surcharge revenues, interchange revenues and branding revenues.

Response: We have revised our disclosure accordingly.

Michael McTiernan
U.S. Securities and Exchange Commission
July 7, 2006

Acquisitions, page 35
42.	Please revise to quantify the debt you assumed in connection with the acquisition of E*trade Access.

Response: We wish to advise the Staff that we assumed no debt in connection with the acquisition of the E*TRADE Access ATM business. We have revised our disclosure to clarify this point.
Industry Trends, page 37
43.	We note that you attribute the decline in transaction revenues to, among other things, the increased use of debit cards as a means of payment. Please revise/discuss whether you believe this is a trend that may have a continuing effect on operations. See Item 303 of Regulation S-K.

Response: We have revised our disclosure accordingly.
Critical Accounting Policies and Estimates
Goodwill and Intangible Assets, page 40
44.	Please expand your disclosure to also discuss how you allocate the cost of the acquisition to assets acquired and liabilities assumed. In this regard, please also disclose the types of intangibles that meet the criteria in paragraph 39 of SFAS 141 for recognition apart from goodwill and how you determine the fair value of such intangibles.

Response: We have revised our disclosure accordingly.
Results of Operation, page 41
45.	We note that “other revenue” declined for the year ended December 31, 2004 as compared to December 31, 2003. Please revise throughout to explain in more detail the nature of the “other revenue.”

Response: We wish to advise the Staff that our “ATM product sales and other revenues” did not decline in 2004 versus 2003 on an absolute basis, but rather were lower, as a percentage of total revenues, due to our decision to focus on ATM operations as opposed to ATM sales. We also wish to advise the Staff that the nature of our “other revenue” is disclosed on page 34 of the Registration Statement.

Michael McTiernan
U.S. Securities and Exchange Commission
July 7, 2006

Liquidity and Capital Resources, page 52
46.	You indicate on page 38 that Winn-Dixie accounted for 2.4% of your revenues and that they have filed for bankruptcy protection. If material, please revise your MD&A to discuss the impact this will have on your liquidity.

Response: We wish to advise the Staff that we do not currently believe that the Winn-Dixie bankruptcy will have a material impact on our liquidity. Accordingly, we have revised our disclosure on page 38 to reflect this conclusion.
47.	We note your statement in the last paragraph on page 52 that you expect to make capital expenditures to upgrade your ATMs to be both Encrypting PIN Pad and Triple DES compliant. Please revise to disclose the source of funds for any planned capital expenditures.

Response: We have revised our disclosure accordingly.
Our Bank Credit Facilities, page 54
48.	We note that in connection with the acquisition of Bank Machine, you replaced your existing bank credit facilities with new facilities. Please revise to disclose the material terms of each facility. In this regard, we note your disclosure regarding the revolving credit facility. Further, describe the covenants you reference in the second full paragraph on page 54.

Response: We have revised our disclosure accordingly. We also wish to advise the Staff that the revolving credit facility is the only bank credit facility that was in place as of December 31, 2005. As such, this is the only facility for which we have disclosed material terms and covenants.
Tabular Disclosure of Contractual Obligations, page 54
49.	Please tell us whether there are any contractual obligations related to the $10.5 million in budgeted upgrades disclosed on page 52 and what consideration you gave to including those amounts in the table. Please also tell us what consideration you gave to including your obligations under any employment agreements.

Response: We wish to advise the Staff that we are not contractually obligated to make the budgeted upgrades disclosed in the Registration Statement (though we plan on doing so in order to remain in compliance with the applicable electronic funds transfer networks’ rules and regulations). Accordingly, although such amounts have been disclosed in our “Liquidity and Capital Resources” section, they have been properly excluded from the tabular disclosure of contractual obligations.

Michael McTiernan
U.S. Securities and Exchange Commission
July 7, 2006

Competition, page 69
50.	You indicate in the first paragraph on page 60 and elsewhere that you are the “largest network of ATMs” in the United States. You also indicate in the last paragraph of page 69 that “several of our competitors are larger” than us. Please revise this apparent discrepancy.

Response: We have revised our disclosure accordingly. We wish to advise the Staff that we do own and operate the largest network of ATMs in the United States based on number of ATMs under management. However, we also compete with large financial institutions that, while they may own and operate fewer ATMs than we do, are larger than us in terms of their financial resources (e.g., revenues, capital, etc.).
Legal Proceedings, page 71
51.	We note your disclosure regarding the lawsuit instituted by the National Foundation for the Blind and the Commonwealth of Massachusetts. Please revise to quantify the amount of funds that would be required to make all the ATMs in your network “voice-enabled.”

Response: We wish to advise the Staff that we have disclosed within “Liquidity and Capital Resources” the estimated amount of funds that would be required to make all of our company-owned ATMs “voice-enabled”. With respect to our merchant-owned arrangements, since we don’t actually own the ATMs governed under such arrangements, we are not in a position to legally require the merchants (i.e., the actual owners of the ATMs) to make such modifications. Furthermore, we currently consider the likelihood of having to make the company-owned ATMs in our network (much less the merchant-owned ATMs) “voice-enabled”, to be remote at best. Such conclusion is supported by the orders issued by the Massachusetts Federal District Court in 2005 and 2006 with respect to this lawsuit, in which the court ruled that the plaintiffs were not entitled to the “voice-enabling” relief requested for our entire ATM estate. Accordingly, we believe that disclosing the amount of funds required to make all of the ATMs in our network “voice-enabled” is not only misleading, but also not required pursuant to SFAS No. 5, Accounting for Contingencies.
Management, page 73
Executive Officers and Directors, page 73.
52.	Please revise to clarify your discussion of Mr. Soinski’s business experiences. For example, provide dates and positions served for each position in the last five years. See Item 401 of Regulation S-K.

Response: We have revised our disclosure accordingly.

Michael McTiernan
U.S. Securities and Exchange Commission
July 7, 2006

Related Party Transactions, page 80
53.	Please advise us of the status of the employee loans discussed on page 81.

Response: We wish to advise the Staff that the loans with our executive officers are currently still outstanding. However, we fully expect such loans will be repaid in full, including any accrued but unpaid interest related thereto, immediately prior to the effective date of our registration statement.
Description of Other Indebtedness, page 85
54.	Please revise to discuss why you do not treat vault cash as indebtedness.

Response: We have revised our disclosure accordingly.
Federal Income Tax Consequences, page 128
55.	Please revise the first sentence to remove the term “certain” and clarify that you have disclosed the material U.S. federal income tax consequences. Refer to Item 4(a)(6) of Form S-4.

Response: We have revised our disclosure accordingly.
Index to Financial Statements, page F-1
56.	Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

Response: We have revised the financial statements accordingly.
Unaudited Pro Forms Condensed Consolidated Financial Statements
Note (2), page F-10
57.	We note that you adjust your historical financial statements to exclude the write-off of deferred financing costs associated with your refinancing in May and August 2005. Please revise your pro forma financial statements to exclude this adjustment or tell us how these adjustments are directly attributable and affected by this transaction.

Response: We wish to advise the Staff that such adjustments are directly attributable to the transactions giving rise to the pro forma financial statements. The write-off of deferred financing costs in May 2005 related to the refinancing of the Company’s bank credit facilities as part of the Bank Machine acquisition, and the write-off of deferred financing costs in August 2005 related to the retirement of the Company’s first and second lien term loans in connection with the Company’s senior subordinated notes

Michael McTiernan
U.S. Securities and Exchange Commission
July 7, 2006

offering. Accordingly, the Company believes that such adjustments are properly reflected in the pro forma financial statements in accordance with Article 11 of Regulation S-X. Please note that as discussed in the introduction to this response letter, we have revised the amounts of these write-offs and the amounts included in these pro forma adjustments.

58.	Please provide us with a reconciliation of the revolving credit facility balance for pro forma purposes to the related balance disclosed on page F-45.

Response: Please find the following reconciliation of the Company’s revolving credit facility balance, as utilized for pro forma purposes, with the related balance previously disclosed on page F-45.

Amounts
Revolving credit facility balance utilized in pro forma financial statements	$34,925
Incremental borrowings to fund the Neo Concepts ATM portfolio acquisition	9,000
Repayments of amounts previously borrowed under the facility	(2,125)

Revolving credit facility balance previously disclosed on page F-45	$41,800

We wish to advise the Staff that the incremental borrowings and related interest costs associated with the Neo Concepts ATM portfolio acquisition, along with the related post-acquisition financial results of such portfolio, have been reflected in the Company’s historical and pro forma financial statements for the periods subsequent to the April 21, 2005 acquisition date. However, as this acquisition was not significant and the fact that no historical financial statements were available for this acquired ATM portfolio, such acquisition (and the related funding) was not reflected on a pro forma basis for the period from January 1, 2005 through the date of acquisition.
Subsequent to September 30, 2005, we borrowed an additional $11.4 million under our revolving credit facility bringing the total outstanding amount under such facility to $53.2 million as of March 31, 2006. Such borrowings were made to fund (i) our acquisition of ATM National, Inc. in December 2005, (ii) our purchase of a majority interest in CCS Mexico in February 2006, and (iii) other working capital requirements during said period of time.
Note (3), page F-10
59.	We note from your disclosure on page 36 that the majority of the cost savings initiatives were implemented during 2004 and that you expect to complete the remaining initiatives by early 2006. Please revise your disclosure to also state, if true, that the pro forma adjustment reflects cost savings that have already been implemented and do not represent planned actions by management.

Response: We wish to advise the staff that such cost savings were in fact already implemented and did not represent planned actions by management. Furthermore, we wish to advise the staff that such disclosure is no longer reflected in the Registration Statement as the pro forma adjustment in question related only to the 2004 annual period (which is no longer required to be presented pursuant to Article 11 of Regulation S-X).

Michael McTiernan
U.S. Securities and Exchange Commission
July 7, 2006

Cardtronics, Inc. and Subsidiaries
Annual Financial Statements and Notes
Note (i), Business and Summary of Significant Accounting Policies
(i) Intangible Assets, net, page F-l9
60.	We refer you to our comment latter dated May 28, 2004 with respect to our review of your registration statement previously filed on Form S-1. We reissue our prior comment 17 in part. We understand it has been your experience that substantially all of your contracts renew at their renewal dates. We refer management to paragraph 12 of SFAS 142 that requires you to amortize intangible assets using a method that reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. Notwithstanding your experience to date, it seems unreasonable to use an amortization methodology that is based upon an assumption that all of the underlying contracts that make up your pools will terminate in the same period. If you expect some contracts to not renew or certain contracts to terminate before others, for whatever reason, then a straight-line method would not reflect the pattern in which the economic benefits are used up. Accordingly, please revise your financial statements to reflect amortization expense on an accelerated basis over the period in which the economic benefits are used up.

Response: Reference is made to our supplemental response letters to the Staff dated March 7, 2006 and March 17, 2006, in which we addressed this particular comment and the related supplemental comment outlined in the Staff’s letter to us dated March 9, 2006. Additionally, on March 22, 2006, representatives of the Company and the Staff participated in a teleconference to discuss such comments and the related responses. During such call, the following conclusions were reached with the Staff:
>	We will continue to utilize the straight-line method of amortization for our customer-related intangible assets, provided that we conclude and disclose that such method of amortization approximates an accelerated method of amortization based on the pattern of the underlying cash flows of such assets, and therefore the pattern in which the economic benefits are expected to be realized. We wish to advise the Staff that we have revised our disclosures accordingly.

>	We agreed to modify our approach for assessing the need for any potential impairment of our acquired customer-related intangible assets. Previously, we had pooled the acquired customer-related intangible assets into a single intangible asset by acquisition. However, we have revised this approach such that we now assess our acquired customer-related intangible assets for impairment on an individual contract basis for our largest acquired contracts, while continuing to evaluate all other individually insignificant contracts on a pooled basis by acquisition. In addition, we have reevaluated our prior impairment assessments utilizing this revised approach and determined that this approach did not identify any impairments of such assets. We wish to advise the Staff that we have revised our disclosures to reflect this change.

Michael McTiernan
U.S. Securities and Exchange Commission
July 7, 2006

(l) Impairment of Long-Lived Assets and Goodwill, page F-20
61.	We note your disclosure on page 39 that no impairment is warranted as a result of the Winn-Dixie store closing based upon the operating performance of the remaining installed ATMs which suggests that you also evaluate your tangible assets on a pooled basis. Please advise us of and clarify your impairment policy disclosure with respect to your long-lived assets, other than intangibles. If you evaluate your tangible assets for impairment on a pooled basis with other operational tangible assets in the same portfolio, please tell us your basis in accounting for doing so.

Response: We wish to advise the Staff that we review our long-lived assets (including intangible assets subject to amortization) for impairment pursuant to SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. In the Company’s case, such assets consist almost entirely of our company-owned ATMs and our acquired merchant contract/relationship intangible assets.

We test our acquired merchant contract/relationship intangible assets for impairment, along with the related ATMs, on an individual contract/relationship basis for our significant acquired contracts/relationships, and on a pooled or portfolio basis (by acquisition) for all other acquired contracts/relationships. (See response to comment #60 above.) In determining whether a particular merchant contract/relationship is significant enough to warrant a separate identifiable intangible asset, we analyze a number of relevant factors, including (i) estimates of the historical cash flows generated by such contract/relationship prior to its acquisition, (ii) estimates regarding our ability to increase the contract/relationship’s cash flows subsequent to the acquisition through a combination of lower operating costs, the deployment of additional ATMs, and the generation of incremental revenues from increased surcharges and/or new branding arrangements, and (iii) estimates regarding our ability to renew such contract/relationship beyond its originally scheduled termination date. An individual contract/relationship, and the related ATMs, could be impaired if the contract/relationship is terminated sooner than originally anticipated, or if there is a decline in the number of transactions related to such contract/relationship without a corresponding increase in the amount of revenue collected per transaction. A portfolio of purchased contract intangibles, including the related ATMs, could be impaired if the contract attrition rate is materially more than the rate used to estimate the portfolio’s initial value, or if there is a decline in the number of transactions associated with such portfolio without a corresponding increase in the revenue collected per transaction.

We believe it is appropriate to combine the tangible and intangible assets associated with a particular contract or pool of contracts, as the case may be, when assessing the need for potential impairments, as the cash flows generated by transactions occurring on those tangible assets (i.e., the ATMs) are governed by the terms and conditions of the related intangible assets (i.e., the underlying contracts). Accordingly, the grouping of ATMs with their related contracts is consistent with paragraph 10 of SFAS 144, which allows for the grouping of assets in which the lowest level of identifiable cash flows are largely independent of one another. With respect to the pooling of ATMs and the related contracts by acquisition, as is done for those acquired ATMs and contracts that do not

Michael McTiernan
U.S. Securities and Exchange Commission
July 7, 2006

meet the criteria outlined above for tracking on an individual basis, the “pooled” cash flows typically represent the lowest level of identifiable cash flows associated with those related assets (i.e., we do not track the financial results of each and every contract and related ATM within our portfolio). Accordingly, we believe such groupings are also consistent with the requirements of SFAS No. 144.

We would also like to advise the Staff that we consider the likelihood of an impairment related to our tangible assets to be remote. This is due to the fact that our ATMs have been purchased from the largest ATM manufacturers in the industry, including NCR, Diebold, Tidel Technologies, Inc. (recently acquired by NCR), Triton Systems, Inc. and Wincor/Nixdorf, and are thus considered to be fungible in nature. Accordingly, if we were to lose a particular ATM operating agreement (i.e., through non-renewal or otherwise) in which we own the underlying ATMs, often times those ATMs can either be redeployed under other ATM operating agreements or sold to other ATM operators, manufacturers, or maintenance providers.

Finally, we wish to advise the Staff that we have revised our disclosure on pages 41 and F-42 to clarify our impairment policy with respect to our long-lived assets other than intangibles, as discussed above.
(o) Revenue Recognition, page F-21
62.	We note from your disclosure that you generate revenue from transaction-based fees and services, maintenance service agreements and product sales. Since certain of your arrangements appear to contain multiple deliverables, please advise us of and revise your disclosure to describe your arrangements that contain multiple deliverables and how you recognize revenue under such arrangements. In your response, please tell us how you determined entity-specific or vendor-specific objective evidence of fair value with respect to the undelivered item (e.g. management service agreement and transaction processing agreement for merchant-owned ATMs). Refer to EITF 00-21.

Response: We wish to advise the Staff that while some of our merchant-owned arrangements do include multiple services, we do not believe that such arrangements fall under the guidance of EITF 00-21. Before we enumerate the reasons supporting this conclusion, we thought it would be worthwhile to provide some additional background information on our merchant-owned arrangements.

In a typical merchant-owned arrangement, we provide one primary service – the transaction processing capabilities associated with the ATM located in that merchant’s establishment. The terms of this service are typically governed under a multi-year contract between us and the merchant. In particular, the contract specifies the amount of the fees generated by the use of that ATM that are payable by us to the merchant. Such contracts are typically entered into with merchants who already own an ATM (i.e., previously purchased from another supplier). However, we may also sell an ATM to a merchant in connection with the signing of an underlying ATM operating/processing

Michael McTiernan
U.S. Securities and Exchange Commission
July 7, 2006

agreement. In those situations, we earn a small margin (typically less than 10%) on the sale of the ATM itself. Finally, we also offer a maintenance services program to such merchants (if they so choose).

Based on the above, there are three potential “deliverables” (as outlined in EITF 00-21) that could be associated with a merchant-owned arrangement, as follows:
>	The sale of the ATM;

>	The ongoing operating/processing agreement; and

>	The ongoing maintenance services agreement (if chosen by the merchant)
With respect to the maintenance services agreements, such agreements are separately priced, billed as a fixed fee per month, and cancelable by the merchant with 90 days notice. Furthermore, such agreements are completely voluntary. Accordingly, there are merchants who elect to purchase this product offering and those that do not. FASB Technical Bulletin 90-1, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts (FASB TB 90-1), addresses such separately priced product maintenance contracts. Accordingly, such arrangements are excluded from the scope of EITF 00-21 (as specifically stated in EITF 00-21). FASB TB 90-1 states that the revenue from such arrangements should be deferred and recognized in income on a straight-line basis over the contract period. In our situation, because such amounts are billed as a fixed fee per month, we recognize the related revenues on monthly basis (i.e., as the services are performed and billed). Accordingly, we believe that our revenue recognition with respect to our maintenance services agreements is appropriate.

Excluding the maintenance service agreement, the sale of the ATM and the ongoing ATM operating/processing agreement represent the two remaining potential deliverables pursuant to EITF 00-21. With respect to the ongoing ATM operating/processing agreement, we believe such agreement is different from the typical vendor/customer agreement that was envisioned under EITF 00-21, in that all future revenues associated with the services that we provide under such agreement are generated by the third-party customers utilizing the ATMs (and not from the merchants who own the ATMs). That is, we earn all of the future revenues from transactions conducted on the ATM and pay a fee to the merchant for customer access.

In most merchant-owned arrangements, the fees paid to the merchant typically represent 100% of the surcharge fees generated by the ATM, in exchange for the merchant assuming the responsibility for the maintenance and most of the operating costs associated with the ATM. In return, we receive most of the interchange fees generated by such transactions. There are no future payments made from the merchant to us and all amounts earned by both parties are contingent upon the third-party customers who utilize the ATM. Accordingly, we believe that the fees earned by us pursuant to the ATM operating/processing agreement do not fall under the guidance of EITF 00-21. Furthermore, such fees are earned and recognized on a monthly basis, as determined by the number of transactions conducted on the underlying ATM. As such, we believe that our revenue recognition with respect to such fees is appropriate.

Michael McTiernan
U.S. Securities and Exchange Commission
July 7, 2006

Based on the above, we believe that our maintenance services agreements and ATM operating/processing agreements do not fall under the purview of EITF 00-21. Accordingly, the only remaining deliverable represents the sale of the ATM itself. In those situations, we typically sell the ATM for a nominal mark-up, as previously discussed, and record the related revenues once we have completed all of the required installation and set-up procedures. Accordingly, we believe that our revenue recognition with respect to such sales is appropriate.

We also wish to inform the Staff that we have considered the guidance in EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), as it relates to our merchant-owned arrangements. In applying this guidance to our merchant-owned arrangements, we (the vendor) sell an ATM to a merchant (the reseller) and pay the surcharge fees generated by such ATM to the merchant in exchange for the merchant providing us with access to the ultimate end-user customer. That customer, in turn, “purchases” our product by utilizing the ATM and generating the related surcharge/interchange fee. In this scenario, we are essentially paying the surcharge fee to the merchant as consideration for that merchant providing us with access to the customers necessary to earn our revenues.

Issue 1 of EITF 01-9 states that cash consideration paid by a vendor to a customer is presumed to be a reduction of the vendor’s revenue. That presumption is overcome and the consideration should be characterized as a cost if both of the following conditions are met:
a.	The vendor receives an identifiable benefit in exchange for the consideration.

b.	The vendor can reasonably estimate the fair value of the benefit identified under condition (a).
In the case of our merchant-owned arrangements, we do derive an identifiable benefit (i.e., access to the cardholder/ATM users) in exchange for the surcharge fee that is paid to the merchant. Furthermore, we believe that the surcharge fee accurately reflects the fair value of that benefit in that the surcharge fees charged on all of our ATMs are consistent, regardless of whether those ATMs are operated under merchant-owned arrangements or company-owned arrangements. In fact, over 80% of our domestic ATMs have surcharge rates between $1.50 and $2.00, regardless of the type of arrangement. Accordingly, pursuant to the guidance of EITF 01-9, our merchant payments have been classified as a cost/expense in our financial statements rather than a reduction of the revenues earned from the underlying ATM transactions.

In addition to the above, we wish to inform the Staff that we have also considered the guidance in EITF 01-8, Determining Whether an Arrangement Contains a Lease, with respect to our merchant-owned arrangements. Paragraph 12 of EITF 01-8 states that an arrangement conveys the right to use equipment if the arrangement conveys to the purchaser (lessee) the right to control the use of the underlying equipment, with the right to control the use of the equipment being defined as meeting any of the following conditions:

Michael McTiernan
U.S. Securities and Exchange Commission
July 7, 2006

1	The purchaser has the ability to operate the equipment in a manner it determines while obtaining or controlling more than a minor amount of the output of the equipment;

2	The purchaser has the ability to control physical access to the equipment; or

3	It is remote that one or more parties other than the purchaser will take more than a minor amount of the output that will be produced by the equipment.
In evaluating whether this guidance applies to our merchant-owned arrangements, we would be viewed as the “purchaser” that is utilizing the asset (i.e., the ATM) of the merchant. However, the merchant is responsible for the actual operation of the ATM itself (i.e., the ATM must be functioning, have appropriate power/communication connections, etc...) and has full control over such operations. Additionally, the merchant physically controls access to the ATM (i.e., we have no right to access the ATM). Furthermore, we pay the merchant essentially all of the surcharge fees generated from the use of the ATM (which exceed the interchange fees generated by the same transactions). Accordingly, the merchant ultimately derives the largest portion of the “output” produced by the equipment. Based on these factors, we have concluded that the guidance of EITF 01-8 does not apply to our merchant-owned arrangements.

Based on the consideration of the guidance of the aforementioned authoritative literature, we believe that our accounting for the revenues and related costs associated with our merchant-owned arrangements is appropriate.

63.	We note from your disclosure on page 30 that you recognize transaction-based fees associated with both company-owned and merchant-owned arrangements. Please tell us how you evaluated the characteristics of your merchant-owned arrangements under the guidance in EITF 99-19 in accounting for these fees on a gross vs. net basis. In your response, please describe the characteristics of this arrangement and how you evaluated each of the indicators of gross vs. net reporting in paragraphs 7 — 17 of EITF 99-19.

Response: We wish to advise the Staff that we responded to a similar Staff comment during our initial public offering process two years ago, as outlined in our response letter to the Staff dated April 20, 2004 (Comment #101). After submitting this response, the Staff had no further comment on this issue. Accordingly, we have reproduced such response below, supplemented as necessary to respond to the above comment.

In substantially all cases merchants are paid on a per transaction basis from the amounts we receive as interchange and surcharge fees. We believe that we appropriately reflect the total amount of these fees as revenues, and do not net out amounts we may owe to our merchants. We set forth below how our merchants are compensated for transactions conducted on our machines.

Fees paid to merchants are predominantly transaction-based fees, with some contracts providing for fixed-fee payment arrangements.

Michael McTiernan
U.S. Securities and Exchange Commission
July 7, 2006

Transaction fees are generally paid based upon the number of surchargeable transactions in a given period.

In EITF 99-19 the FASB states in paragraph 3 that when assessing whether revenue should be reported gross with separate display of cost of sales to arrive at gross profit or on a net basis, that a company should consider whether it:
1.	acts as principal in the transaction,

2.	takes title to the products,

3.	has risks and rewards of ownership, such as the risk of loss for collection, delivery, or returns, and

4.	acts as an agent or broker (including performing services, in substance, as an agent or broker) with compensation on a commission or fee basis.
Does Cardtronics act as principal in the transaction?

Cardtronics acts as the principal in each revenue generating transaction conducted on ATMs we service. Accordingly, the revenue generating transaction is between Cardtronics and the customer using the ATM, not between and among Cardtronics, the merchant and the customer using the ATM. The merchant fee is governed in most cases by a merchant agreement that dictates the terms on which Cardtronics will pay the merchant for the placement of the ATM. Cardtronics is also the principal in the processing contract with third-party processors that is necessary for the ATM to produce revenue. The merchant does not contract with the processor in any manner. In certain circumstances, and as a convenience, we have arranged for the fees we owe our merchants to be paid directly by the processor. This arrangement does not alter the nature of our ownership of the fee generated by the transaction, but represents a payment by an agent on our behalf to satisfy our obligation, executed at our direction and with funds that are our property.

Does Cardtronics take title to the products?

Cardtronics is the party to whom interchange and surcharge fees are payable and is entitled to the cash generated by the transaction when settled.

Does Cardtronics have risks and rewards of ownership, such as the risk of loss for collection, delivery, or returns?

Cardtronics has 100% of the risk associated with payment of costs in connection with revenue producing transactions. These risks are substantiated by and can be characterized as (a) Regulation E claims and (b) claims by merchants for the payment of fees. Each of these responsibilities is described in more detail below.

Michael McTiernan
U.S. Securities and Exchange Commission
July 7, 2006

A Regulation E claim is a claim that would be filed by a consumer when an ATM does not dispense the amount of money that the consumer had deducted from their account for a particular ATM withdrawal (the revenue event). In merchant-owned arrangements, Regulation E claims are typically settled by the merchant. However, Cardtronics retains ultimate legal responsibility in the event the merchant is unable to satisfy such claims.

Cardtronics also bears the risk in the event a merchant fails to receive the fees it is owed under our merchant contracts. Cardtronics has 100% of the risk for the payment of these fees.

Does Cardtronics acts as an agent or broker?

Cardtronics is the principal in each transaction and takes 100% of the risk associated with the processing agreement.
* * * * *
In addition to the above, we have included the following supplemental information in response to the Staff’s current request that we describe how we evaluated each of the indicators of gross vs. net reporting pursuant to paragraphs 7-17 of EITF 99-19.

Indicators of Gross Revenue Reporting

Paragraph #7 – The company is the primary obligor in the arrangement.

As outlined above, Cardtronics acts as the principal in each revenue generating transaction conducted on the merchant-owned ATMs we service. Accordingly, the revenue generating transaction is between Cardtronics and the customer using the ATM, not between and among Cardtronics, the merchant and the customer using the ATM. Cardtronics is also the principal in the processing contract that is necessary for the ATM to produce revenue. The merchant does not contract with the processor in any manner. Accordingly, Cardtronics serves as the primary obligor in the arrangement.

Paragraph #8 – The company has general inventory risk (before customer order is placed or upon customer return).

As the Company provides a service (rather than a product), this particular risk is not applicable.

Paragraph #9 – The company has latitude in establishing price.

In our merchant-owned arrangements, the underlying surcharge fee is typically mutually agreed to between the merchant and Cardtronics. With respect to the interchange fees received by Cardtronics, such fees are determined based on our relationship with the underlying electronic funds transfer network and do not involve the underlying merchant.

Michael McTiernan
U.S. Securities and Exchange Commission
July 7, 2006

Paragraph #10 – The company changes the product or performs part of the service.

The merchants must sign an ATM operating agreement with Cardtronics in order for the related ATMs to function properly (i.e., connect to the network, process transactions, etc.). Cardtronics initiates the processing contract with third-party processors that is necessary for the ATM to produce revenue; the merchant is not a party to such contracts. Additionally, even though the ATMs may be owned by the merchants, Cardtronics is often responsible for providing the more technical maintenance duties associated with operating the underlying ATMs.

Paragraph #11 – The company has discretion in supplier selection.

Since Cardtronics is responsible for operating the related ATMs, it is responsible for determining who the processor will be for that particular ATM and which maintenance provider(s) will service the ATMs (if applicable). The Company has sole authority to select these service providers and will select from a variety of suppliers that the Company will regularly use.

Paragraph #12 – The company is involved in the determination of product or service specifications.

Cardtronics is responsible for communicating to the merchant what specifications are required for the underlying ATM to function properly within a given location and setting, including ensuring that the ATM meets all industry mandated security requirements. As noted above, Cardtronics is responsible for determining who the processor will be for each particular ATM and which maintenance provider(s) will service the ATMs.

Paragraph #13 – The company has physical loss inventory risk (after customer order or during shipping).

As noted above, Cardtronics is ultimately responsible for settling any Regulation E claims made by customers utilizing the ATMs in the event the merchants are unable to satisfy such claims.

Paragraph #14 – The company has credit risk.

As noted above, Cardtronics has 100% of the risk associated with payment of costs in connection with revenue producing transactions, including claims made by the merchants for the payment of any fees due to them. Accordingly, it has credit risk (with the processors) in the event the processors do not pay Cardtronics the fees earned on the transactions, including the fees that the Company will pay to the merchants.

Michael McTiernan
U.S. Securities and Exchange Commission
July 7, 2006

Indicators of Net Revenue Reporting

Paragraph #15 – The supplier (not the company) is the primary obligor in the arrangement.

Reference is made to our response above with respect to paragraph #7 of EITF 99-19.

Paragraph #16 – The amount the company earns is fixed.

The fees earned by Cardtronics under our merchant-owned arrangements are variable depending on the number and type of transactions that occur on the installed ATM.

Paragraph #17 – The supplier (and not the company) has credit risk.

Reference is made to our response above with respect to paragraph #14 of EITF 99-19.

Based on the information presented above, we believe that the revenues and costs associated with our merchant-owned accounts are properly reflected on a gross basis pursuant to EITF 99-19.
Note (2), Acquisitions, page F-23, F-25
64.	We note from your disclosure on page 35 that your acquisition of E*TRADE Access appears to be limited to the ATMs and related placement agreements, vendor agreements, operating software along with the assumption of certain liabilities. Please tell us how you considered the guidance in EITF 98-3 and how the characteristics of this acquisition meet the definition of a business.

Response: We wish to advise the Staff that we considered the guidance contained in EITF 98-3 as well as Article 11 of Regulation S-X when assessing whether the E*TRADE Access acquisition met the definition of a business.

To begin, Article 11(d) of Regulation S-X states that “...A presumption exists that a separate entity, a subsidiary, or a division is a business.” In the case of the E*TRADE Access acquisition, such operations represented a distinct and separate legal entity (E*TRADE Access, Inc.) within the E*TRADE Financial Corp. corporate umbrella. In fact, E*TRADE Access, Inc. was separately accounted for as a wholly owned subsidiary of E*TRADE Bank, and an indirect wholly owned subsidiary of E*TRADE Financial Corp. Accordingly, E*TRADE Access had its own management team and presented its own stand-alone financial statements within the consolidated operations of E*TRADE Financial Corp. Based on such information, it’s clear that E*TRADE Access was run as a separate business within E*TRADE Financial Corp. This arrangement is in stark contrast to our historical ATM portfolio acquisitions in which the acquired ATM operations were typically combined with other businesses and not managed or presented on a stand-alone basis.

Michael McTiernan
U.S. Securities and Exchange Commission
July 7, 2006

With respect to EITF 98-3, a business “is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues.” EITF 98-3 further goes on to say that the determination of whether a transferred set of activities and assets is or is not a business is a three-step process, as follows:
1.	Identify the elements included in the transferred set of activities and assets. Elements are defined as the following:
a.	Inputs – long-lived assets, including intangible assets, or rights to use the long-lived assets; intellectual property; employees; etc.

b.	Processes – existence of systems, standards, protocols, conventions and rules that act to define the processes necessary for normal, self-sustaining operations, including (i) strategic management processes, (ii) operational processes, and (iii) resource management processes.

c.	Outputs – the ability to obtain access to the customers that purchase the outputs of the transferred set of activities and assets.
2.	Compare the identified elements in the transferred set to the complete set of elements necessary for the transferred set to conduct normal operations in order to identify any missing elements.

3.	If there are missing elements, make an assessment as to whether the missing elements would cause one to conclude that the transferred set is not a business. That assessment is based on the degree of difficulty or the level of investment (relative to the fair value of the transferred set) necessary to obtain access to or to acquire the missing elements. If the degree of difficulty and level of investment necessary to obtain access to or to acquire the missing elements are not significant, then the missing elements are considered minor and their absence would not cause one to conclude that the transferred set is not a business.
In applying the above criteria to the E*TRADE Access acquisition, we note the following:

Step 1 – identify the elements in the transferred set:
1.	Inputs – the acquired inputs in the E*TRADE Access acquisition included (i) long-lived assets (i.e., the owned ATMs), (ii) contract-based intangible assets (i.e., the underlying merchant contracts and relationships, which gave us the right to operate the ATMs in place at the date of the acquisition as well as future ATMs deployed under such contracts), (iii) selected employees, including certain sales and IT-related staff members, and (iv) relationships with existing third-party service providers required to operate the acquired ATMs in accordance with the terms and conditions of the underlying merchant contracts.

Michael McTiernan
U.S. Securities and Exchange Commission
July 7, 2006

With respect to the acquired employees, we made job offers to a majority of the existing E*TRADE Access employees, including certain management team members, sales and marketing team members, and other back-office personnel. However, because of the need to relocate from Arlington, Virginia to Houston, Texas, many of the employees opted instead to accept a severance package offered by us and E*TRADE. Accordingly, only a handful of employees actually ended up accepting positions within the combined entity. However, as noted below, we retained many of the existing E*TRADE Access employees on staff for a period of time subsequent to the acquisition (approximately three months) to continue performing the processes and procedures necessary to continue the acquired operations until these processes could be successfully transferred over to us. Additionally, the fact that we funded severance payments for all the E*TRADE Access employees who either were not offered positions or turned down offers of employment is unique to this particular acquisition when compared to our past ATM portfolio acquisitions (i.e., this was the only acquisition where we “assumed” the employees of the acquired operations).

2.	Processes – within the ATM industry, most operating processes (e.g., the provisioning of cash, the processing of transactions, and the maintenance of the ATMs) are performed by third-party service providers who specialize in providing such services. This was not only the case for E*TRADE Access, but also for our own operations. In fact, many of E*TRADE Access’ third-party service providers were the same service providers utilized by us prior to the acquisition. Despite this fact, we assumed all of E*TRADE Access’ existing third-party service contracts, and retained those existing contractual relationships in situations where the pricing was more favorable when compared to our existing service provider contracts, or where we felt it was advantageous to maintain such relationships on a go-forward basis. For the other assumed service provider contracts/relationships, we maintained those relationships for a period of time necessary to successfully transfer those operations to our existing service contracts.

In addition to the above, we also purchased the rights to certain software licenses, including the primary ATM operating database utilized by E*TRADE Access and an in-house processing software module. Because we also had a license to (and were already utilizing) the same ATM operating database for our own portfolio of ATMs, the ATM operating database acquired from E*TRADE Access was ultimately merged into our existing database. However, we did separately maintain E*TRADE Access’ ATM operating database and managed the acquired ATMs and related contracts on such database for approximately one year subsequent to the acquisition date. With respect to the in-house processing software, such software is currently being modified so that it can be utilized to process ATM transactions conducted on a portion of our existing ATM portfolio. The acquisition and use of certain operating software solutions is unique to the E*TRADE Access acquisition (when compared to our past ATM portfolio acquisitions).

In addition to the above, we also assumed responsibility for all of E*TRADE Access’ contingent legal liabilities that existed as of the acquisition date. As with the items noted above, the assumption of such contingent liabilities was unique to this acquisition.

Michael McTiernan
U.S. Securities and Exchange Commission
July 7, 2006

Finally, we also assumed certain of E*TRADE Access’ existing internal processes, including a merchant commission payables process and a distributor-based merchant-owned sales process. With respect to the remaining processes ultimately not acquired or transferred to us (e.g., accounting, bill payment, receivable collections, customer support), we utilized E*TRADE Access’ existing processes and employees until such time as those processes were able to be successfully transitioned on to our own platform.

3.	Outputs – in this particular case, the “customers” are actually the merchants represented by the acquired merchant contracts. As one would expect, we retained substantially all of and have complete access to the acquired customers via the existing merchant contracts, and have been able to expand those relationships (in certain cases) subsequent to the acquisition.
Step 2 – compare the identified elements in the transferred set to the complete set of elements necessary for the transferred set to conduct normal operations and identify any missing elements:

In reviewing the results of Step 1 above, the only missing elements appear to be related to certain employees and related processes (namely in the back-office and on the customer support side of the business). However, as noted above, all functions necessary to operate the acquired E*TRADE Access business were initially retained at E*TRADE Access’ Virginia offices, and subsequently put in place at our Houston, Texas offices within a very short period of time following the acquisition.

Step 3 – assess whether the missing elements identified in Step 2 would cause one to conclude that the transferred set is not a business:

The missing elements outlined in Step 2 above were obtained with a minimal amount of difficulty and investment on our part (as evidenced by the fact that our headcount only increased from 120 to 155 between June 30, 2004 and September 30, 2004, despite the fact that we more than doubled our size through the acquisition). Accordingly, such missing elements were not considered to be significant relative to the value of the transferred elements, thus indicating that the transferred elements constituted a business.

Finally, in addition to the above, EITF 98-3 indicates that “if goodwill is present in a transferred set of activities and assets, it should be presumed that the excluded items are minor and that the transferred set is a business.” As noted in our response to comment #65 below, we anticipated a significant amount of goodwill related to this acquisition resulting from the expected synergies, scale advantages, future revenue opportunities and competitive advantages associated with becoming the largest independent ATM owner/operator in the United States. Accordingly, the existence of such goodwill provides further evidence that the E*TRADE Access acquisition was an acquisition of a business.

Based on the above analysis, we believe that the acquisition of E*TRADE Access has been appropriately treated as the acquisition of a business in accordance with the guidance included in EITF 98-3 and Article 11 of Regulation S-X. Accordingly, we have also included in the Registration Statement the historical audited financial statements of

Michael McTiernan
U.S. Securities and Exchange Commission
July 7, 2006

the E*TRADE Access operations for the periods required pursuant to Rule 3-05 of Regulation S-X.

65.	Notwithstanding our above comment, please further explain to us what gave rise to the initial recognition of goodwill. In this regard, please explain how you allocated the purchase price to the assets acquired and liabilities assumed and what you attribute the significance of the residual value to. Also, revise to include the disclosure required by paragraph 51b of SFAS 141 in your next amendment. You may refer to paragraphs 35 - 39 of SFAS 141 and B102 – B106.

Response: We wish to advise the Staff that we allocated the purchase price to the assets acquired, including intangible assets, and the liabilities assumed based on their respective fair values as of the date of the acquisition. With respect to the acquired working capital accounts, book values were assumed to approximate the fair values of such accounts due to the short-term and liquid nature of the underlying amounts. With respect to the tangible assets acquired (namely the installed ATM base), we utilized an outside appraisal firm who specializes in valuing such assets. Such firm utilized the cost approach to value each acquired ATM, which relies on replacement cost as an indicator of current value, adjusted for loss of value (depreciation) due to physical deterioration or functional or economic obsolescence. With respect to the acquired intangible assets, we determined that the acquired merchant contracts/relationships represented an identifiable intangible asset that met the recognition criteria under SFAS 141 (contractual and legal rights). No other material intangible assets were identified as part of our analysis. As was the case with the acquired tangible assets, we utilized the same outside appraisal firm to independently value the acquired intangible assets. Such firm utilized the income approach (i.e., discounted cash flows) to value the pool of acquired merchant contracts/relationships, including consideration of the expected cost savings that may apply to those cash flows post-acquisition.

The remaining difference between the purchase price and the fair value of the net assets acquired, as determined based on the process outlined above, was allocated to goodwill. In this particular transaction, the acquired goodwill represented the benefits of a unique opportunity for us to solidify and/or establish ourselves as the leader in this portion of the ATM industry, while acquiring significant market share and preventing our competitors from doing likewise. Further this transaction provided the opportunity to capitalize on the expected synergies associated with the combination of our existing domestic ATM portfolio and E*TRADE Access’ ATM portfolio. As a result of this acquisition, we essentially doubled our installed ATM base to nearly 25,000 operating ATMs and became the largest independent ATM owner/operator in the United States (in terms of number of ATMs under management). With that increased size and scale, we were immediately able to negotiate more favorable terms and conditions with our existing service providers, thus capitalizing on the anticipated synergies associated with this transaction on our existing operations as well as the acquired operations of E*TRADE Access. Additionally, we were able to add a number of high profile, nationally-recognized retail establishments to our list of merchant customers, thus further enhancing the value of the Company’s unique bank and network branding offerings. Component 4

Michael McTiernan
U.S. Securities and Exchange Commission
July 7, 2006

of paragraph B102 in SFAS 141 describes this type of goodwill as “the fair value of the expected synergies and other benefits from combining the acquiring entity’s and acquired entity’s net assets and businesses.” In paragraph B105, SFAS 141 further states that this type of goodwill “relates to the acquired entity and acquiring entity jointly and reflects the excess assembled value that is created by the combination—the synergies that are expected from combining those businesses.” Accordingly, we believe that the residual goodwill balance associated with the E*TRADE Access acquisition is appropriate based on the facts and circumstances of the underlying transaction, as outlined above.

In addition to the above, we wish to advise the Staff that we have revised our disclosure on page F-52 to reflect the disclosure required by paragraph 51b of SFAS 141.

66.	We note from your disclosure that you assigned goodwill from the E*TRADE Access acquisition to the enterprise level. Please tell us how you considered the guidance in paragraphs 30 — 36 of SFAS 142 in reaching your conclusion that the reporting unit is at the enterprise level. In addition, please tell us if the change in your reportable segments disclosed on page 12 had an impact on the assignment of goodwill.

Response: We wish to advise the Staff that we have considered the guidance in SFAS 142 in reaching this conclusion. Specifically, we have concluded that the acquired E*TRADE Access operations constitute a portion of our domestic ATM operating business which, at the time of acquisition, was the Company’s only reportable segment pursuant to SFAS 131. However, the E*TRADE Access operations did not constitute a reporting unit, as outlined in SFAS 142, based on the fact that there was (and continues to be) no segment manager (or segment management team for that matter) dedicated to reviewing the results of the acquired E*TRADE Access operations on a regular basis (nor is there any segment manager that reviews the results of any other acquired portfolio). Although limited discrete financial information is available for these acquired operations in the aggregate (in the form of a summarized gross profit income statement that includes estimates of allocations of various operating expenses), such operations have been disaggregated and combined with other pre-existing ATM portfolios within the Company from a management perspective.

In addition to the above, we concluded that the E*TRADE Access operations should be aggregated with the Company’s other ATM portfolios included within the Company’s domestic ATM operating business for purposes of allocating the related goodwill and assessing the recoverability of such goodwill. As noted in our response to comment #65 above, the goodwill associated with the E*TRADE Access acquisition was primarily attributable to the expected synergies associated with the combination of our existing domestic ATM portfolio and E*TRADE Access’ ATM portfolio that benefits both the acquired E*TRADE Access ATMs and our pre-existing ATM portfolios. The operations of each of the acquired domestic portfolios have been integrated into one set of operations. Accordingly, the Company’s existing domestic ATM business benefited greatly from the E*TRADE Access acquisition (i.e., through lower overall operating costs due to the Company’s increased size and scale), and thus, should be combined with

Michael McTiernan
U.S. Securities and Exchange Commission
July 7, 2006

the acquired E*TRADE Access operations for purposes of evaluating the acquired goodwill balance. As noted above, at the time of the E*TRADE Access acquisition in 2004, the domestic ATM operating business was the Company’s only reportable segment pursuant to SFAS 131 (as the Bank Machine acquisition in the United Kingdom was not consummated until 2005). Accordingly, integrating the E*TRADE Access portfolio with the remaining domestic ATM operating business in 2004 essentially resulted in the assigning of the related goodwill to the enterprise level (as the Company had no other operations or reporting segments).

As noted in the Registration Statement, the acquisition of Bank Machine in the United Kingdom resulted in an additional reporting segment in 2005. As a result of our expansion into international markets through the Bank Machine acquisition, we then viewed our operations as being comprised of two distinct reporting segments – domestic and international – with the international segment consisting of the acquired Bank Machine operations. Accordingly, the goodwill associated with the E*TRADE Access acquisition is no longer assigned to the enterprise level, but rather to our domestic reportable operating segment. Furthermore, during the first quarter of 2006, we further modified our segment reporting to reflect our recent acquisition in Mexico. Accordingly, we now have three reportable segments, comprised of our domestic operations (United States), our Bank Machine operations (United Kingdom) and our Cardtronics Mexico operations (Mexico).

We wish to advise the Staff that we have revised our disclosure to disclose the fact that the goodwill associated with the E*TRADE Access acquisition is no longer assigned to the enterprise level, but rather is assigned to our domestic reporting unit.

67.	Since you have not elected to disclose basic and diluted earnings per share, please remove your pro forma basic income per share disclosure here.

Response: We have revised our disclosure accordingly.
Note 17, Income Taxes, page F-33, F-34
68.	Please explain to us how your net operating loss carryforward meets the definition of a current deferred tax asset given the increase in your net operating loss carryforward during 2004.

Response: We wish to advise the Staff that, as of December 31, 2004, we were projecting sufficient taxable income in 2005 to utilize the Company’s net operating loss carryforward. As such, the related deferred tax asset associated with that loss carryforward was reflected as a current asset in our 2004 consolidated financial statements. While our initial financial projections for 2005 were reasonable for our operations in place at the end of 2004, management made certain operating decisions, which resulted in the creation of an additional net operating loss during 2005. One of the primary factors during 2005 was management’s decision (which was made in mid-2005)

Michael McTiernan
U.S. Securities and Exchange Commission
July 7, 2006

to accelerate the roll-out of an additional 1,500 Company-owned ATMs in the United States. Because of the locations of these machines, they have and are expected to continue to operate at both a book and tax loss for a period of time after installation (as there is typically a ‘ramp-up’ period before the transaction volume of the ATM results in profits). Although we continue to believe that it’s more likely than not that we will be able to utilize all of our existing net operating losses (especially given the fact that they have only recently been created), the related deferred tax asset has now been characterized as non-current, and thus, is reflected within our net non-current deferred tax liability as of December 31, 2005. Such presentation reflects our current expectations that the related benefits will not be realized within the next twelve months due to the impact of the continued roll-out of new Company-owned ATMs.
Condensed Consolidated Financial Statements and Notes
Note 2, Business Combinations, page F-41
69.	Based upon your disclosure on page 35, it appears Bank Machine’s operating platform will remain intact. Please tell us how much of the purchase price was allocated to this acquired technology and your basis for that value.

Response: We wish to advise the Staff that the “operating platform” referenced in said disclosure does not entail any acquired technology, but rather refers to Bank Machine’s existing vendor relationships and the business processes that it utilizes to manage its ATM operations. As previously noted, we have been able to successfully integrate many of our past ATM portfolio acquisitions by migrating the acquired ATMs over to our own “platform” of service providers, including changing the processing, vault cash, armored courier, and maintenance service providers associated with the acquired machines. In the case of the Bank Machine acquisition, this migration will not occur due to the geographic disparity between the United Kingdom and the United States. Instead, we will continue to utilize the existing relationships and processes that Bank Machine had in place at the time of the acquisition.

With respect to Bank Machine’s existing vendor relationships and business processes, such items do not meet the criteria for recognition as an intangible asset pursuant to SFAS 141. For example, the existing vendor relationships simply represent future obligations on our behalf as the related services are performed, and thus do not constitute an acquired “asset”. None of these relationships represent a unique or limited opportunity, where there is a significant value to such relationship. With respect to Bank Machine’s existing business processes (e.g., monitoring transaction data, scheduling maintenance services, coordinating the loading of cash in the ATMs, etc.), such processes do not meet the contractual legal criterion or the separability criterion for recognition as a discrete intangible asset (e.g., cannot be sold, transferred, licensed, rented or exchanged).

Michael McTiernan
U.S. Securities and Exchange Commission
July 7, 2006

Note 7, Long-term Debt, page F-45
70.	We note from your disclosure that you expect to incur an additional $1.3 million in debt issuance costs related to your $200.0 million senior subordinated notes. Please tell us whether these additional debt issuance costs represent costs associated with this registration statement and how you plan to account for such costs in your financial statements. Please cite the relevant accounting literature which supports your policy.

Response: We wish to advise the Staff that the additional $1.3 million in debt issuance costs did not represent costs associated with this Registration Statement, but rather were costs incurred in connection with the actual issuance of the notes in August 2005. Such costs were paid subsequent to September 30, 2005 but prior to December 31, 2005. Our prior disclosure may have been unclear, but was intended to note that the net proceeds from the offering would be reduced once these costs were actually paid subsequent to September 30, 2005. Accordingly, we have revised our disclosure to reflect this fact.

With respect to the direct costs associated with this Registration Statement, such costs are also considered to be direct costs associated with the issuance of the senior subordinated notes (as the indenture governing the notes requires that they be registered with the SEC). Accordingly, such costs will be accounted for as deferred charges in our consolidated balance sheet and amortized over the life of the underlying notes utilizing the effective interest method. Staff Accounting Bulleting, Topic 5A states that “Costs directly attributable to a proposed or actual offering of securities may properly be deferred...” Furthermore, paragraph 16 of APB Opinion No. 21, Interest on Receivables and Payables, requires that direct debt issuance costs be reported as deferred charges in a company’s balance sheet. Accordingly, we believe that such treatment is appropriate.
Note 10, Preferred Stock, page F-47
71.	Please revise to disclose the terms of the liquidation preference and the liquidation value at September 30, 2005 for your Series B preferred stock.

Response: We have revised our disclosure on pages F-25 and F-59 accordingly.
Note 13, Supplemental Guarantor Financial Information, page F-48
72.	Please revise your disclosure to include the condensed consolidating financial information with a separate column for (1) the parent company, (ii) the subsidiary guarantors, (iii) any other subsidiaries of the parent company on a combined basis, (iv) consolidating adjustments, and (v) the total consolidated amounts. Refer to Rule 3 10(f) of Regulation S-X.

Response: We have revised our disclosure on pages F-27 and F-69 accordingly.

Michael McTiernan
U.S. Securities and Exchange Commission
July 7, 2006

Bank Machine (Acquisitions) Limited
Independent Auditors’ Report, page F-55
73.	Please have your auditors revise the second paragraph of their audit report to be consistent with the language included in Interpretation 18 to SAS 58. Please also make conforming revisions of the audit report on page F-89.

Response: As a nonissuer, Bank Machine (Acquisitions) Limited engaged Deloitte & Touche LLP to perform the audit of its financial statements under Generally Accepted Auditing Standards(GAAS) in the United States and not under auditing standards established by the Public Company Accounting Oversight Board (PCAOB). Interpretation No. 18 of SAS No. 58, “Reference to PCAOB Standards in an Audit Report on a Nonissuer” clarifies that an audit of a nonissuer must be performed in accordance with GAAS but does not require the audit to be performed under PCAOB auditing standards. As such we believe the Auditors’ report on the financial statements of Bank Machine (Acquisitions) Limited complies with the guidance in Interpretation No. 18 of SAS No. 58 and need not be modified.
Annex A: Transmittal Letter
74.	We reference the language requiring the undersigned to acknowledge that s/he has “review[ed]” the prospectus. While the staff does not object if an offeror asks security holders if they understand specified material terms of the offer, we believe it is inappropriate to require them to certify that they have generally read or reviewed the prospectus. Please advise us as to the purpose of this language or revise to delete it.

Response: We have revised the Transmittal Letter to delete the referenced language.
Part II
Item 21. Exhibits and Financial Statement Schedules, page II-2
Exhibit 5. Legal Opinion.
75.	Please advise us why the assumption in the last sentence of the second paragraph is necessary.

Response: The assumption is necessary because the opinion was filed (and dated) as of a date prior to the effectiveness of the registration statement under which the notes will be issued. Under the indenture governing the notes, the issuance of exchange notes are required to be in compliance with federal securities laws. If the exchange notes were issued in violation of the securities laws, there would be a question as to whether the exchange notes were issued in compliance with the indenture. Therefore, we must assume in our opinion that the issuance of the exchange notes will be made under an effective registration statement and in compliance with securities laws.

Michael McTiernan
U.S. Securities and Exchange Commission
July 7, 2006

Exhibit 12. Ratios of Earnings to Fixed Charges
76.	Please tell us where you include the interest charges associated with your vault cash in calculating your ratio of earnings to fixed charges. If not included in the calculation of your earnings to fixed charges ratio, please advise us and revise to disclose such amount and your basis for excluding this from the calculation.

Response: We wish to advise the Staff that we have not historically included the interest charges associated with our vault cash in calculating our ratio of earnings to fixed charges because we do not consider such charges to be a fixed cost, but rather a variable rental cost that is within our ability to control. The vault cash rental cost that we incur is a function of two parameters – the rental rate per unit (which is based on an underlying market rate of interest) and the number of units in place. We can, and often do, vary the amount of vault cash outstanding based on the number of ATMs in operation and the transaction volumes per ATM. For example, if the volumes on a particular ATM begin to decline, we in turn reduce the amount of vault cash stored in that ATM, thus resulting in a lower overall cost associated with that vault cash (to match the declining revenues).

In addition to the above, we are not required to make any minimum rental payments over a specified term under our vault cash agreements. This is in stark contrast to a typical real estate or equipment operating lease, which requires fixed minimum payments over a set period of time. This further supports our contention that such costs are not fixed, but rather variable in nature.

Finally, we wish to advise the Staff that we have revised Exhibit 12.1 to the Registration Statement to now disclose the amount of such charges and our basis for excluding them from the calculation, as outlined above.
Item 22. Undertakings, page II-3
77.	Please advise us why you have included undertaking 4.

Response: We have deleted undertaking 4.
78.	Please update your Item 512(a) undertakings in accordance with the amendments thereto that became effective as of December 1, 2005.

Response: We have revised the undertakings accordingly.

Michael McTiernan
U.S. Securities and Exchange Commission
July 7, 2006

     Should the Staff have any questions or comments, please contact the undersigned at 281-892-0128 or David P. Oelman at 713-758-3708.

Very truly yours,

CARDTRONICS, INC.

By:	/s/ J. Chris Brewster
J. Chris Brewster
Chief Financial Officer

cc:	Jeffrey Shady (Commission)
Josh Forgione (Commission)
Steven Jacobs (Commission)